Filed by Americas Silver Corporation

(Commission File No.: 001-37982)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pershing Gold Corporation

(Commission File No.: 001-37481)

Americas Silver CORPORATION PROVIDES updated mineral reserve and resource estimates

TORONTO, ONTARIO—October 11, 2018—Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) is pleased to provide updated Mineral Reserve and Resource estimates for its two 100% owned assets, the Galena Complex in Idaho, USA and the Cosalá Operations in Sinaloa, Mexico, including the San Rafael, El Cajón, and Nuestra Señora mines, and the Zone 120 deposit. The estimate also includes the San Felipe project in Sonora, Mexico on which the Company holds an option.

This updated Mineral Reserve and Resource estimate reflects the drilling programs completed between June 30, 2017 and June 30, 2018 as well as production data during that period (where applicable) with an effective date of June 30, 2018 for the estimates. The Mineral Resources attributable to the San Felipe project have an effective date of March 15, 2018.

Highlights include:

•	Silver inventory contains 26 million ounces of proven and probable reserves, a decrease of 2 million ounces or 9%; 70 million ounces of measured and indicated resources, an increase of 12 million ounces or 21%; and 28 million ounces of inferred resources, a decrease of 9 million ounces or 23%.
•	Zone 120 indicated resources increased by 30% to over 16 million silver ounces.
•	Galena replaced the contained silver in the proven and probable reserves.
•	The inclusion of the San Felipe project adds 9 million ounces of silver, 560 million pounds of zinc and 256 million pounds of lead to measured and indicated resources as published in the May 3, 2018 technical report.

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Proven and Probable Mineral Reserves † June 30, 2018

		Grade				Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000s	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Total Cosalá P&P	2,912	110	--	1.68	3.98	10,285	--	107.7	255.7
Total Galena P&P	1,264	378	0.18	5.10	--	15,357	5.1	142.0	--
Total P&P	4,176	191	0.06	2.71	2.78	25,642	5.1	249.7	255.7

Measured and Indicated Mineral Resources (Exclusive of Mineral Reserves) ‡ June 30, 2018

		Grade				Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000s	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Total Cosalá M&I	8,933	129	0.25	0.52	1.17	36,928	49.0	102.8	231.2
Total San Felipe M&I	4,685	61	--	2.48	5.42	9,125	--	255.9	559.7
Total Galena M&I	1,795	417	0.28	4.80	--	24,076	11.0	190.0	--
Total M&I	15,414	142	0.18	1.61	2.33	70,130	60.0	548.7	790.9

Inferred Mineral Resources ‡ June 30, 2018

		Grade				Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000s	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Total Cosalá Inferred	2,955	113	0.21	0.91	1.35	10,759	14.0	59.1	88.1
Total San Felipe Inferred	2,008	48	--	1.43	3.57	3,110	--	63.2	157.8
Total Galena Inferred	1,093	411	0.30	6.28	--	14,458	7.2	151.4	--
Total Inferred	6,057	145	0.16	2.05	1.84	28,327	21.2	273.7	246.0

“The Company has done a good job at managing its proven and probable mineral reserves and measured and indicated resources despite modest exploration budgets,” said Darren Blasutti, President and CEO. “With reserves and measured and indicated resources of approximately 100 million ounces of silver, 1.1 billion pounds of zinc, and over 800 million pounds of lead across our royalty- and stream-free properties, we provide very attractive production optionality and per share resource leverage to higher commodity prices.”

Compared to the last Mineral Reserve and Resource estimate at June 30, 2017, silver contained in the consolidated proven and probable reserves dropped 9%, or 2.6 million ounces, to 25.6 million ounces due to mining depletion, the Nuestra Señora mine’s repositioning to care and maintenance, and a change in pillar design at San Rafael. These factors also contributed to the decrease in zinc and lead comparatively between periods. The mining recovery at San Rafael dropped from 90% to 80% after incorporating geotechnical parameters which reflect the pillar requirements associated with the “post-pillar cut and fill” mining method. Galena continues to primarily produce silver-lead ore and the proven and probable reserves associated with this material decreased by 11% or approximately 0.9 million ounces. Drilling and additional resource modeling work completed on the silver-copper resource increased the contained silver reserves by 12%, or 0.8 million ounces to 7.9 million ounces. The net result at Galena is silver contained in the reserves remained unchanged, despite production depletion.

Silver contained in the consolidated measured and indicated resources increased by 21% to 70.1 million ounces. The measured and indicated resources were down slightly at Galena compared with the 2017 estimate while Cosalá Operations were boosted by gains at Zone 120 which increased 3.7 million ounces and the San Felipe Project added 9.1 million ounces. Total silver contained in the inferred category decreased by 23% to 28.3 million ounces primarily due to the resource conversion at Zone 120, adopting more conservative estimation parameters for inferred classification at Galena offset by the inclusion of 3.1 million ounces from San Felipe Project.

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Drilling completed in early 2018 in the Company’s Zone 120 deposit improved the confidence and understanding of the deposit. The tonnage and silver contained in the indicated resources increased to 2.7 million tonnes and 16.2 million ounces grading 186 g/t silver and 0.46% copper, an improvement of approximately 30%, or 0.6 million tonnes and 3.7 million ounces. Given the similarities in ore characteristics with the El Cajón measured and indicated resource (1.1 million tonnes and 5.7 million ounces), and critical mass of the combined measured and indicated resource between Zone 120 and El Cajón, the Company is internally assessing the economic viability of the joint development of these deposits. The evaluation is expected to be completed in Q4, 2018.

Additional detail can be found on the Company’s website www.americassilvercorp.com.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company holds an option on the San Felipe development project in Sonora, Mexico.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

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Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of exploration, operational, production, and development plans, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Cautionary Note to U.S. Investors:

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used in the press release are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the Securities & Exchange Commission (“SEC”).  As such, information contained in the Company's disclosure concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

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For more information:

Darren Blasutti

President and CEO

416-848-9503

† CIM Definition and Standards were followed for Mineral Reserve Estimates. Mineral Reserves are estimated at a NSR cut-off value of US$40/tonne at Nuestra Señora, US$50/tonne at San Rafael and US$198/tonne at Galena. The NSR cut-off is calculated using recent operating results for recoveries, off-site concentrate costs, and on-site operating costs. Mineral Reserves are estimated using metal prices of $16.00 per ounce of silver, $2.50 per pound of copper, $0.90 per pound of lead and $0.90 per pound of zinc. Numbers may not add or multiply accurately due to rounding.

‡ CIM Definition and Standards were followed for Mineral Resource Estimates. Mineral Resources are estimated at a NSR cut-off value of US$34/tonne at San Rafael, US$40/tonne at Zone 120, US$30/tonne at El Cajón and US$198/tonne at Galena. Mineral Resources at Nuestra Señora are estimated at a 90g/tonne silver equivalent cut-off grade. Mineral Resources at San Felipe are estimated at a 2.5% zinc equivalent cut-off grade. NSR and equivalent cut-offs were calculated using recent or expected operating results for recoveries, off-site concentrate costs, and on-site operating costs. Mineral Resources are estimated using $18.00/oz Ag, $3.00/lb Cu, $1.05/lb Pb and $1.05/lb Zn. Mineral Resources are reported exclusive of Mineral Reserves and as such the Mineral Resources do not have demonstrated economic viability. Numbers may not add or multiply accurately due to rounding.

The Mineral Resource estimate for the Cosalá Operations is based on block models prepared by independent mineral resource consultants. The Nuestra Señora Mineral Reserve and Resource estimate was prepared by Company personnel under the supervision of James Stonehouse, a Qualified Person for the purpose of NI 43-101. The San Rafael, Zone 120, El Cajón and San Felipe Mineral Resource estimates were prepared by Paul Tietz, C.P.G. who is an independent consultant and Qualified Person for the purpose of NI 43-101. The San Rafael Mineral Reserve estimate was prepared by company personnel under the supervision of Shawn Wilson, a Qualified Person for the purpose of NI 43-101.

The Mineral Resource estimate for the Galena Complex was prepared using a combination of block modelling and the accumulation method.  The Mineral Resource estimate was prepared by Company personnel under the supervision of Aaron Gross, C.P.G., a Qualified Person for the purpose of NI 43-101. The Mineral Reserve estimate was prepared by Company personnel under the supervision of Shawn Wilson, a Qualified Person for the purpose of NI 43-101.

The Mineral Resources attributable to the San Felipe project have an effective date of March 15, 2018.

Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. The Company’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry standard quality control practices. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of the Company under the supervision of Qualified Persons, for purposes of 43-101 and/or independent Qualified Persons. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of the Company’s mineral properties are provided in the respective NI 43-101 Technical Reports which are available at www.sedar.com

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Americas Silver Corporation (“Americas Silver”) and Pershing Gold Corporation (“Pershing”) or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

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Pershing, Americas Silver and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pershing and Americas Silver in connection with the proposed transaction. Information about the directors and executive officers of Pershing is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2018. Information about the directors and executive officers of Americas Silver is set forth in its Form 6-K for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018. These documents can be obtained free of charge from the sources indicated below. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Pershing’s proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

The proposed transaction (or certain matters related thereto) between Americas Silver and Pershing will be submitted to the respective stockholders of Americas Silver and Pershing for their consideration. Americas Silver will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Pershing that also constitutes a prospectus of Americas Silver. Americas Silver will file an Information Circular with the applicable Canadian securities administrators. Pershing will deliver the proxy statement/prospectus to its stockholders as required by applicable law. Americas Silver will deliver the Information Circular to its stockholders as required by applicable law. Americas Silver and Pershing also plan to file or furnish other documents with the SEC regarding the proposed transaction. This press release is not a substitute for any prospectus, proxy statement, information circular or any other document which Americas Silver and Pershing may file with or furnish to the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AMERICAS SILVER AND PERSHING ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAS SILVER, PERSHING, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and information circular and other documents containing important information about Americas Silver and Pershing, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov, and with the Canadian securities administrators, through the website at www.sedar.com. Pershing and Americas Silver will make available free of charge at www.pershinggold.com and www.americassilvercorp.com, respectively (in the “Investor Relations” and “Investors” section, as applicable), copies of materials they file with, or furnish to, the SEC and the Canadian securities administrators.

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